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                                                                    EXHIBIT 99.b



               DESCRIPTION OF PROXY VOTING POLICIES AND PROCEDURES

        The Fund has delegated proxy voting responsibilities to its investment adviser, Calamos Advisors LLC. ("Calamos"), subject to the Board's general oversight. The Fund expects Calamos to vote proxies related to the Fund's portfolio securities for which the Fund has voting authority consistent with the Fund's best economic interests. Calamos has adopted its own Proxy Voting Policies and Procedures ("Policies"). The Policies address, among other things, conflicts of interest that may arise between the interests of the Fund, and the interests of the adviser and its affiliates, including the Fund's principal underwriter.

        The following is a summary of the proxy voting Policies used by Calamos to follow in voting proxies.

        To assist it in voting proxies, Calamos has established a Committee comprised of members of its Portfolio Management and Research Departments. The committee and/or its members will vote proxies using the following guidelines.

        In general, if Calamos believes that a company's management and board have interests sufficiently aligned with the Fund's interest, Calamos will vote in favor of proposals recommended by a company's board. More specifically, Calamos seeks to ensure that the board of directors of a company is sufficiently aligned with security holders' interests and provides proper oversight of the company's management. In many cases this may be best accomplished by having a majority of independent board members. Although Calamos will examine board member elections on a case-by-case basis, Calamos will generally vote for the election of directors that would result in a board comprised of a majority of independent directors.

        Because of the enormous variety and complexity of transactions that are presented to shareholders, such as mergers, acquisitions, reincorporations, adoptions of anti-take over measures (including adoption of a shareholder rights plan, requiring supermajority voting on particular issues, adoption of fair price provisions, issuance of blank check preferred stocks and the creation of a separate class of stock with unequal voting rights), changes to capital structures (including authorizing additional shares, repurchasing stock or approving a stock split), executive compensation and option plans, that occur in a variety of industries, companies and market cycles, it is extremely difficult to foresee exactly what would be in the best interests of the Fund in all circumstances. Moreover, voting on such proposals involves considerations unique to each transaction. Accordingly, Calamos will vote on a case-by-case basis on proposals presenting these transactions.

        Finally, Calamos has established procedures to help resolve conflicts of interests that might arise when voting proxies for the Fund. This procedure provides that the Committee, along with Calamos' Legal Department, will examine conflicts of interests with the Fund of which Calamos is aware and seek to resolve such conflicts in the best interests of the Fund, irrespective of any such conflict.


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        You may obtain a copy of the Calamos' Policies by calling (800)
582-6959, by visiting its website at www.calamos.com or by writing Calamos at:
Calamos Investments, Attn: Client Services, 1111 East Warrenville Road, Naperville, IL 60563, and on the Securities and Exchange Commission's website at www.sec.gov.